EXHIBIT 18

PricewaterhouseCoopers LLP 125 High Street Boston, MA 02110-1707 Telephone (617) 530 5000 Facsimile (617) 530 5001 www.pwc.com

March 29, 2006

Board of Directors
Federal Home Loan Bank of Boston
111 Huntington Avenue,
Boston, Massachusetts, 02119

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the financial statements included in the Federal Home Loan Bank of Boston’s (the Bank) Annual Report on Form 10-K for the year ended December 31, 2005 and issued our report thereon dated March 29, 2006. Note 2 to the financial statements describes a change in accounting principle from the retrospective method of amortizing premiums and discounts on MPF mortgage loans to the contractual method of amortizing premiums and discounts on MPF mortgage loans. It should be understood that the preferability of one acceptable method of accounting over another for amortization of premiums and discounts on mortgage loans has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Bank’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,

/s/ PricewaterhouseCoopers LLP